SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2009

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MATERIAL FACT

COMPANHIA SIDERÚRGICA NACIONAL
Publicly-held Company
Rua São José n.º 20, Grupo 1602, parte
Rio de Janeiro/RJ
Corporate Taxpayers’ ID (CNPJ) 33.042.730/0001 -04

     Companhia Siderúrgica Nacional (CSN) (BOVESPA: CSNA3; NYSE: SID) hereby informs its shareholders and the public that its subsidiary CSN Madeira Lda. (CSN Madeira) entered into an agreement with Goldman Sachs International (Goldman Sachs) to close out of the equity swap agreement related to 29,684,400 American Depository Receipts issued by CSN (ADRs). The equity swap was disclosed to the market on July 11, 2008.

     Close out of the equity swap agreement will take place on August 13, 2009 and the settlement price will be calculated based upon the weighted average price of CSN’s shares on the BM&FBovespa on each trading day during a 30 consecutive trading day period ending on and including August 12, 2009 (Settlement Price), as authorized by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários or CVM).

     In addition, CSN will acquire the 29,684,400 ADRs currently held by GSI through a private transaction and pay the Settlement Price to GSI, as per the CVM authorization. The ADRs acquired by CSN will be subsequently converted into shares of CSN to be held in treasury.

     In accordance with the CVM authorization, CSN’s management will call a general shareholders’ meeting to vote for the cancellation of such treasury shares within 3 months of their acquisition, in order to keep the amount of treasury shares within the limit of 10% of the outstanding shares of CSN.

Rio de Janeiro, Brazil, August 12, 2009

Companhia Siderúrgica Nacional
Paulo Penido Pinto Marques
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2009

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.